FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                         HSBC AGREES SALE AND LEASEBACK
                             OF GLOBAL HEADQUARTERS

HSBC has agreed the sale and leaseback of its head office building in Canary Wharf, London for GBP1.09 billion, the largest single property deal in UK history^.

A wholly-owned subsidiary of Metrovacesa, S.A., one of Europe's most respected property companies, and HSBC have exchanged contracts on the deal which sees the bank retain full control of occupancy while Metrovacesa takes a 998-year lease. HSBC has leased the building back for 20 years at an annual rent of GBP43.5 million with an option to extend for a further five years.

HSBC's 1.1 million square foot, 210-metre high, tower at 8 Canada Square will remain the Group's global headquarters. HSBC has been headquartered in London since 1993 and announced plans for the new head office building in 1998. It moved in, in 2002, having incurred some GBP500 million in construction costs. The building houses 8,000 staff, and includes advanced facilities, such as a gym that occupies an entire floor, dining rooms, shops and a medical centre.

HSBC, which became the first bank to go 'carbon neutral', in 2005, last year achieved an overall rating of 'Excellent' for the head office building from the Building Research Establishment (BRE), the UK's leading environmental standards authority. This was the first time that any building in the Canary Wharf development had received the highest possible rating for site management. Key to the building's design is the use of energy efficient systems and practices.

David Hodgkinson, Group Chief Operating Officer of HSBC Holdings plc, said:
"London is one of the great crossroads of the world and there is no better place for HSBC, the world's local bank, to be headquartered. This is a good opportunity for HSBC to manage its property assets effectively and we're pleased to do so with the assistance of Metrovacesa, one of Europe's pre-eminent property companies."

Jesus Garcia de Ponga, deputy to the Chairman of Metrovacesa, commented: "We are delighted to have reached agreement with HSBC on this landmark deal for Metrovacesa. The acquisition of the HSBC global headquarters through this sale and leaseback transaction is evidence of our commitment to establish a significant presence in major international cities such as London and thereby achieve our aim to be one of the world's leading international real estate investors.

"The iconic status of the building, its 'best in class' environmental credentials and the strength of the HSBC covenant made this a compelling investment opportunity for us. We look forward to building a strong ongoing relationship with HSBC, both as our tenant and as a partner."

The deal is expected to complete in the first half of 2007. CB Richard Ellis and Freshfields acted for HSBC, and Colliers International in Spain, Colliers CRE and Clifford Chance acted for Metrovacesa.

Footnote

^ By value of deal for a single property in the UK.

Notes to editors:

Photographs
Photographs of HSBC's head office building at 8 Canada Square are available from the HSBC and Tamesis contacts listed above.

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Metrovacesa, S.A.
Metrovacesa is currently one of the largest quoted real estate companies in Europe and a market leader in Continental Europe's real estate market. Metrovacesa key figures as of 2006 are as follows (more details at www.metrovacesa.es):

Figures in euros (billions)
GAV 20.116
NAV 7.272
EBITDA 2.810
Net Profit 1.792
2006 Investments 2.620

There will be a spin off of Metrovacesa in the near future, the result of which will be Cresa controlling circa 80 per cent of Metrovacesa (representing nearly EUR10 billion worth of assets after the spin off). This transaction will be completed within the next few months.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 April 2007